Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE IPTV PLATFORMS ENABLE REAL-TIME VIDEO TRAFFIC MONITORING IN KOREA

System Integration Provided by Samsung Networks.

HERZLIYA, Israel and SEOUL, Korea – July 6, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that Korea Highway Corporation (KHC) has integrated the Optibase MGW 5100 carrier-grade IPTV streaming platform to enable live video monitoring of the country’s highways.

        The Korea Highway Corporation has stationed analog video cameras alongside the highways to collect traffic information in real-time. The video feeds containing this information are delivered over a fiber network to centrally control information for processing and analyzing. The Optibase MGW 5100 encodes the feeds into both H.264 and Windows Media format for the delivery of high quality video streams, in real time, to KHC’s Regional Control centers, monitoring the traffic conditions from afar.

        Additionally, an on-board Windows Media Server, fully supported by the advanced architecture of the MGW 5100 platform and WMT encoders, enables viewing of traffic conditions on the KHC Web site using any PC or PDA running a Windows Media Player. This provides drivers with maximum traffic information before they approach the highways.

        “KHC needed a solution that would enable streaming a large number of channels in low bit rates while maintaining superior quality,” said S.T. Kim, general manager of Diginix, Optibase’s partner in Korea. “The system had to be extremely stable as we rely on it to provide accurate information in real-time. The Optibase platform provided us with high quality encoding and streaming, and high availability and reliability, all packaged in a compact chassis that results in lower operating expenses. Furthermore, we can now easily monitor traffic conditions using a single management system which is a significant benefit.”

(More)

        “We are pleased to have an opportunity to demonstrate how our IPTV streaming solution is not only a major requirement of Telecom operators for IPTV deployments worldwide, but is also sought by corporations and agencies such as KHC that need high quality and high stability video applications,” said Yossi Aloni, vice president of marketing at Optibase. “Through close cooperation with our partners we have provided a sophisticated video system tailored to KHC’s needs.”

        Samsung Networks provided integration for the video deployment.

        For additional information on the MGW 5100 and Optibase, please visit the company’s Web site at http://www.optibase.com or send an e-mail to info@optibase.com.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.